UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

July 27th, 2012

Financial Results of Petróleos Mexicanos, Subsidiary Entities and Subsidiary

Companies as of June 30, 20121

Second Quarter (Apr.-Jun.)	2011	2012	Variation	2012	Highlights
	(Ps. Billion)			(U.S.$Billion)
Total Sales	393.3	406.1	3.2%	29.7

è     Total sales amounted to Ps. 406.1 billion.

è     EBITDA recorded an increase of 2.5% due to increased revenues.

è     Taxes and duties amounted to 54% of total sales.

è     During the second quarter, PEMEX recorded a net loss of Ps. 25.9 billion, as a result of a negative comprehensive financing result and an increase in costs and expenses due to greater capital expenditures during the period.

Gross Income	206.3	200.5	-2.8%	14.7
Operating Income	235.8	235.3	-0.2%	17.2
Income before Taxes and Duties	235.9	192.8	-18.3%	14.1
Taxes and Duties	219.9	218.7	-0.5%	16.0
Net Income (Loss)	16.0	(25.9)		(1.9)

(1)	Before taxes.
(2)	Excludes Financed Public Works Contract Program.
(3)	Includes a negative change of cash effect of Ps. 1,015 million.

[1]

PEMEX is providing this report to publish its preliminary financial and operational results for the second quarter of 2012. PEMEX encourages the reader to analyze this report together with the information provided in the Annexes hereto and the transcript of PEMEX’s conference call announcing its second quarter results. All comparisons are made against the same period of the previous year unless otherwise specified. This call is to take place on July 27, 2012. Annexes, transcripts and relevant documents related to this call can be found at www.ri.pemex.com.

PEMEX

Operating Results

PEMEX

Main Statistics of Production

	Second quarter (Apr.-Jun.)
	2011	2012	Change

Upstream
Total hydrocarbons (Mboed)	3,732	3,689	-1.2%	(43)
Liquid hydrocarbons (Mbd)	2,609	2,582	-1.0%	(27)
Crude oil (Mbd)	2,558	2,540	-0.7%	(18)
Condensates (Mbd)	52	42	-17.9%	(9)
Natural gas (MMcfd) (1)	6,704	6,418	-4.3%	(286)
Downstream
Dry gas from plants (MMcfd) (2)	3,703	3,711	0.2%	8
Natural gas liquids (Mbd)	402	382	-5.1%	(20)
Petroleum Products (Mbd) (3)	1,319	1,391	5.5%	72
Petrochemical Products (Mt)	1,467	1,172	-20.1%	(296)

(1)	Includes nitrogen.
(2)	Does not include dry gas produced by Pemex-Refining and used as fuel by this subsidiary entity.
(3)	Includes LPG from Pemex-Gas and Basic Petrochemicals; Pemex-Exploration and Production and Pemex-Refining.

Upstream 2Q12

Crude Oil Production	During the second quarter of 2012, total crude oil production averaged 2,540 thousand barrels per day (Mbd), a 0.7% decrease as compared to the second quarter of 2011. This decrease was primarily due to:

•        delays in the completion of wells at Cantarell due to the fact that contracting of drilling equipment ran behind schedule as a result of longer tender processes and changes in current market conditions; and

• a natural decline in production at the Delta del Grijalva, Crudo Ligero Marino and Cantarell projects in the South Region, Southwestern Marine Region and Northeastern Marine Region, respectively.

The previous was partially offset by an increase in production of approximately 18 Mbd from the Aceite Terciario del Golfo (ATG) project. This increase is primarily explained by the start of operations of new wells, and by the measures taken towards maintaining production. Light crude oil production also increased by 5.9%, as a result of the completion and repair of wells in the Yaxché and Chuc projects in the Southwestern Marine Region, in the Ogarrio-Magallanes project in the Southern Region, and at the ATG project in the North Region.

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PEMEX

Production Management at Cantarell	Pemex continues its efforts to consolidate production in the Cantarell Asset. One example of this is the Sihil field, which is located at approximately 80 km northwest of Ciudad del Carmen, Campeche, in the Gulf of Mexico at water depths ranging from 40 to 60 km, and covers an approximate area of 67 km2. Sihil represents 24% of the production of the Cantarell Asset and from January 2011 to June 2012 the production of the field has increased 113% (58 mbd), due to the start-up of new wells, and the implementation of new exploitation strategies

Natural Gas Production	Total natural gas production decreased by 4.4%,[2] as a result of:

•     a decrease in associated gas production due to a natural decline in production of fields at the Abkatún-Pol Chuc Asset in the Southwestern Marine Region, at the Samaria-Luna and Cantarell Assets in the South Region and Northeastern Marine Region, respectively. And also due to the strategies implemented at Cantarell to manage the exploitation of the transition zone; and

•     a decrease in non-associated gas production due to a programmed reduction in drilling activities and the completion of wells in the Burgos and Veracruz assets of the Northern Region, in response to lower natural gas prices in the U.S. market.

These decreases were partially offset by an increase in associated gas production at the Litoral de Tabasco Asset in the Southwestern Marine Region, and at the ATG Asset in the Northern Region.

[2]	Does not include nitrogen.

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PEMEX

Gas Flaring	Gas flaring decreased by 62.8%, primarily due to:

• new infrastructure installed on marine platforms for the handling and transportation of gas;

• the implementation and improvement of the Operational Reliability System; and

• the execution of strategies at Cantarell intended to optimize the exploitation of wells with high associated gas content.

The natural gas use as a percentage of production was 97.8% during the second quarter of 2012.

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PEMEX

Operational Infrastructure	PEMEX has increased its reliance on technology and information in its drilling activities in order to improve efficiency and generate increased value.

• During the second quarter of 2012, the completion of wells increased by 53, due to an increase in development drilling activities at the ATG and Antonio J. Bermúdez projects.

• The average number of operating wells increased to 9,328, an increase of 1,120 wells as compared to the average for the second quarter 2011. This is primary a result of:

– increased well-to-well connectivity in the ATG Asset; and

– the reopening of producing wells in the Poza-Rica-Altamira Asset.

• The number of operating drilling rigs increased by 14% due to an increase in activities in the ATG and Antonio J. Bermúdez projects.

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PEMEX

Seismic Information	2D seismic data acquisition decreased by 26%, primarily as a result of the conclusion of the Loma Bonita-Ixcatlan and Piedras Negras studies. Nevertheless, studies were begun at Perla and Regional Sabinas at the exploration zone of the Muzquiz project, in the state of Coahuila.

3D seismic data acquisition decreased by 44%, due to the conclusion of the Centauro, Ixic and Tzumat studies.

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PEMEX

Discoveries	As a result of the exploratory activities carried out, the Percutor-1 and Habano-1 wells confirmed the existence of shale gas in the Burgos Asset.

In addition, Petróleos Mexicanos confirmed the production potential of the Catemaco Fold Belt’s province at the Litoral de Tabasco Asset by drilling the Kunah-1 well, which has proved to be the most productive deepwater well to date at water depths of 2,157 meters. In connection with this discovery PEMEX identified five wet gas reservoirs at different intervals, which range from water depths of 2,845 to 4,103 meters, and expects to certify between 1.5 and two trillion cubic feet (Tcf) of 3P gas reserves.

PEMEX

Main discoveries during the first half of 2012

Project	Well	Geologic age	Initial production		Type of hydrocarbon
			Crude and condensates (bd)	Gas (MMcfd)
Burgos	Percutor-1	Upper Cretacic Eagle Ford	0.0	2.2	Dry gas
	Habano-1	Upper Cretacic Eagle Ford	27.0	2.8	Gas and condensates	2Q12
Litoral de Tabasco	Kunah-1	Lower Miocene	143.0	33.9	Wet gas

Veracruz	Gasífero-1	Lower Medium Miocene	820.0	0.3	Light crude oil	1Q12

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PEMEX

Upstream 1H12

During the first half 2012, PEMEX continued the implementation of a strategy which consists on expanding its productive assets, and maintaining or increasing production from its current assets.

Crude Oil Production	During the first six months of 2012, crude oil production amounted to 2,538 Mbd, a decrease of 26 Mbd as compared to the same period of 2011, primarily due to:

– an incident on the Processing Center Ku-S, in the Ku-Maloob-Zaap Asset, which caused delays in production;

–      a decrease in production of heavy crude oil due to a natural decline in production of fields in the Cantarell Asset, as well as delays in the completion of wells in the same asset, due to delays in the contracting of drilling equipment, as a result of longer tender processes and changes in current market conditions; and

–      a decrease in production of extra-light crude oil, primarily due to a natural decline in production at the Delta del Grijalva and Crudo Ligero Marino projects in the South Region and Southwestern Marine Region, respectively.

The previous was partially offset by production increases in the Yaxché, Och-Uech-Kax, Chuc, Ogarrio Magallanes and ATG projects.

Natural Gas	During the first half of 2012, natural gas production recorded a 5.7% decrease, amounting to 5,708 MMcfd, primarily due to:

–      natural declines in production of associated gas at the Abktun-Pol Chuc Asset in the Southwestern Marine Region, at the Samaria Luna Asset in the Southern Region and at the Cantarell Asset in the Northeastern Marine Region; and

– a decrease in non-associated gas production due to a programmed reduction in drilling activities and the completion of wells in the Burgos and Veracruz Assets of the Northern Region.

These decreases were partially offset by an increase in associated gas production at the Litoral de Tabasco in the Southwestern Marine Region and at the ATG Asset in the Northern Region.

Gas Flaring	Gas flaring decreased by 56.5% to 124 MMcfd, due to:

– new infrastructure installed on marine platforms for the handling and transportation of gas;

– the implementation and improvement of the Operational Reliability System; and

– the execution of strategies at Cantarell to optimize the exploitation of wells with high gas content.

As a result of these activities, the natural gas use as a percentage of production reached 98.2% during the first half 2012.

Seismic Information	2D seismic data acquisition decreased by 27%, primarily as a result of the conclusion of the acquisition stage with respect to the zones identified as possible shale gas producers, and the transition to the interpretation stage of seismic data related to these zones. Nevertheless, new studies such as Perla and Regional Sabinas, in the state of Coahuila, were also begun.

3D seismic data acquisition decreased by 41%, due to the conclusion of the Centauro and the Yoka- Butub 3D studies in January 2012, and February 2012, respectively. The 3D seismic data acquired relates to the first stage of deep waters projects in the Perdido Area and Southern Gulf of Mexico and to the Southeastern, Burgos and Veracruz basins and aims to incorporate new hydrocarbon reserves, and develop other fields.

The aforementioned follows the seismic data acquisition program for the first half of 2012.

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PEMEX

Discoveries	Among the most important exploratory wells drilled during 2012 was the Gasífero-1 well in the Veracruz basin which confirmed the existence of light hydrocarbons, and had an initial production of 820 bd of light crude oil and 0.3 MMcfd of gas.

In addition, the Kunah-1 well confirmed the production potential of the Catemaco Fold Belt’s province at the Litoral de Tabasco Asset. The Kunah-1 well has also proved to be the most productive deepwater well to date in Mexican deep waters of the Gulf of Mexico, at water depths of 2,157 meters. With this discovery, PEMEX identified five wet gas reservoirs at different intervals which range from water depths of 2,845 to 4,103 meters, and expects to certify between 1.5 and two trillion cubic feet (Tcf) of 3P gas reserves.

Finally, the Percutor-1 and Habano-1 exploratory wells confirmed the existence of shale gas in the Burgos Asset, and reserve estimates are currently being conducted.

Upstream Projects

E&P Integrated Contracts	On June 19, 2012, PEMEX awarded the second round of contracts for mature fields in the North Region. A total of six blocks were tendered, of which four of them were assigned to the following bidders:

• the Altamira field was awarded to Cheiron Holdings Limited (part of Pico International Petroleum);

• the Pánuco field was awarded to Dowell Schlumberger de México S.A. de C.V. and Petrofac de México S.A. de C.V; and

• the Tierra Blanca and San Andrés fields were awarded to Monclova Pirineos Gas S.A. de C.V. in consortium with Alfasid del Norte S.A. de C.V.

A total of 83 bid packages for the six contractual areas were acquired by 31 companies, both domestic and international.

Together, the fields awarded hold 3P reserves of 98 MMboe and prospective resources amounting to 282 MMboe. Their production is expected to reach a total of 70 Mbd once these contracts come into effect.

For more information please visit E&P Integrated Contracts.[3]

The NHC Approves Deep Water Drilling in the Gulf of Mexico	During the second quarter of 2012, the National Hydrocarbons Commission (NHC) approved the drilling of the Trión - 1 and Supremus - 1 wells in the Pérdido Fold Belt, and the Kunah-1DL well in the Catemcaco Fold Belt, all of these in the deep waters of the Gulf of Mexico.

Reinforced Safety Standards in Deep Water Operations	Petróleos Mexicanos hired the services of Wild Well Control Inc., a company highly qualified and specialized in implementing contingency plans for wells in water depths above 500 meters and in ultra-deep waters, as well as for their control systems at shallow water levels in case of oil spills.

[3]	http://contratos.pemex.com/portal/

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PEMEX

Downstream 2Q12
Crude Oil Processing	Total crude oil processing increased by 7.2%, primarily due to:

• stabilized operations of the new plants at the Minatitlán Refinery; and

• programmed maintenance cycles.

Light crude oil processing decreased 4.5%, and heavy crude oil processing increased 26.6%, due to variations in the crude oil mix received at the Minatitlán Refinery.

PEMEX’s usage of its primary distillation capacity decreased by 2.7 percentage points. From 76.4% to 73.7% of its total capacity, primarily due to the fact that the new plants at the Minatitlán Refinery came into operation, and some of its processes are still undergoing a stabilization stage.

Production of Petroleum Products	Total petroleum products production increased by 5.5%, or 72 Mbd, due to an increase in crude oil processing and since the new plants at the Minatitlán Refinery came into operation. The largest increase recorded was for gasolines and diesel.

* Includes paraffins, furfural extract, aeroflex, asphalt, lubricants, coke, cyclical light oil and other gasolines.

Variable Refining Margin	PEMEX’s National Refining System (NRS) recorded a negative variable refining margin of U.S.$2.68 per barrel, U.S.$3.72 per barrel below the margin recorded during the second quarter of 2011. This decrease is primarily explained by the volatility in the prices of crude oil and petroleum products in the international markets, as well as unfavorable structural conditions in the domestic market.

Nevertheless, operating performance improved due to a greater output of higher-value added products, as well as from a lower output in waste products.

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PEMEX

Natural Gas Processing and Production	During the second quarter of 2012, natural gas processing decreased by 1.1% in response to reduced availability of sour wet gas in the Marine and South Regions. As a result of the aforementioned, condensates processing decreased by 10 Mbd.

Dry gas production increased by 8 MMcfd, due to the lower content of liquefiables in gas to be processed. As a result, natural gas liquids production declined by 5.1% or 20 Mbd.

Petrochemicals Production	The production of petrochemical products decreased by 20.1%, due to a temporary shutdown in the aromatics chain as a result of the incorporation of a new continuous catalytic regeneration platforming (CCR) plant in the Cangrejera Petrochemical Complex.

The former was partially offset by the following:

• an increase in production in the methane derivatives chain, primarily of ammonia; and

• an increase in production in the ethane derivatives chain, mainly of ethylene and vinyl chloride.

Initial studies and stabilization of the CCR plant in the Cangrejera Petrochemical Complex are expected to take place during the third quarter of 2012.

* Includes muriatic acid, butadiene, polyethylene wax, petrochemical specialities, BTX liquids, hydrogen, isohexane, pyrolysis

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PEMEX

Downstream 1H12

Crude Oil Processing	During the first six months of 2012, total crude oil processing amounted to 1,223 Mbd, a 5% increase as compared to the same period of 2011, primarily due to the resumption of regular operations of the hydrodesulphuration diesel oil plant at the Cadereyta Refinery, the stabilization of operations in the new plants at the Minatitlán Refinery, and as a result of programmed maintenance projects in the National Refining System.

As compared to the first six months of 2011, PEMEX’s usage of its primary distillation capacity decreased by 3.7 percentage points, to 72.5% of its total capacity, due to the fact that some of the processes of the new plants operating at the Minatitlán Refinery are still in a stabilization stage.

Production of Petroleum Products	During the first half of 2012, total petroleum products output increased by 3.4%, as compared to the same period of 2011, mainly due to increases in the outputs of products such as gasolines and diesel.

The NRS’s operating performance has improved as a result of an increase in heavy crude oil processing, a greater output of lighter products, and a lower production of waste products. Nonetheless, during the first six months of 2012, the NRS recorded a negative variable refining margin of U.S.$2.70 per barrel, U.S.$4.96 per barrel below the margin recorded during the same period of 2011. The decline is primarily explained by the volatility in the prices of crude oil and petroleum products in the international markets, as well as unfavorable structural conditions in the domestic market.

Natural Gas Processing and Production	During the first six months of 2012, total natural gas processing recorded a 0.3% decrease. The decline is primarily due to reduced availability of sour wet gas in the Marine Regions, and was partially offset by greater availability of sweet wet gas in the Northern Region.

Condensates processing decreased by 8 Mbd, due to a decrease in the supply of condensates from the Marine and Southern Regions.

During the first half of 2012, dry gas production increased by 0.9%, or 31 MMcfd, due to greater availability of sweet wet gas from the Northern Region, and lower content of liquefiables in gas to be processed. As a result of the aforementioned and the lower content of liquefiables in overhead sweet gas streams, natural gas liquids declined by 5.5%.

Petrochemicals Production	The production of petrochemical products amounted to 2,440 Mt, a 16.9% decrease as compared to the first six months of 2011.

This decline is primarily explained by the shutdown at the aromatics chain, due to the ongoing incorporation of a CCR plant in the Cangrejera Petrochemical Complex.

The former was partially offset by an increase in production in the methane derivatives chain, as a result of the resumption of regular operations in the ammonia and methanol plants, as compared to the first six months of 2011, as well as an increase in domestic demand for fertilizers.

Finally, the ethane derivatives chain also recorded an increase in production, due to greater sales volume of ethylene for international trade, and of vinyl chloride as a result of its greater availability, as compared to the first half of 2011.

Downstream Projects

Clean Fuels Program	On June 29, 2012, the Ing. Antonio Dovalí Jaime refinery in Salina Cruz, Oaxaca, received the first of four processing towers for the clean fuels program, which are designed to increase production of ultra-low sulfur gasoline.

The “Fossil Fuels Quality Development Project” that resulted from the Mexican regulation NOM-086, covers the entire National Refining System. As of today this project is under a procurement and construction phase.

The Mexican regulation NOM-086 sets forth production of low-sulfur gasoline and diesel, in order to comply with international standards and quality parameters required by more developed countries.

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PEMEX

Gas Stations	As of June 30, 2012, a total of 9,832 gas stations have been recorded, an increase of 4% as compared to the same period of 2011.

SCADA Project	In May 2012, PEMEX began the construction of the Alternate Operations Control Center for the Supervisory Control and Data Acquisition System (SCADA) at the Azcapotzalco storage and distribution terminal.

The Control Center will render safer and more reliable operations of hydrocarbon transportation through pipelines, and will be a complete backup of the main Control Center. Centralized monitoring and real time data of transportation through pipelines and programmed distribution logistics of products will not be lost in the event of an emergency.

The project “Only One SCADA” will have the capacity to monitor and control operating conditions of more than 32,000 km in pipelines, which on a daily basis carry 2,500 Mbd of crude oil, 5,800 MMcfd of gas, 174 Mbd of liquefied petroleum gas (LPG) and 1,136 Mbd of petroleum products.

Purchases of Imported LPG	In November 2011, Pemex-Gas and Basic Petrochemicals (PGPB) awarded Petredec Ltd. an LPG supply contract in a reverse auction. Petredec Ltd. was awarded multiannual contracts which became effective in April 2012 and represents savings of more than U.S.$100 million.

Cangrejera Petrochemical Complex	The contract for the development, procurement, construction and start of operations of the Processing Unit CCR Platforming shows a 98.1% advance of actual completion. Initial tests and stabilization of the plant are expected to take place during the third quarter of 2012.

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PEMEX

Financial Results

PEMEX

Consolidated Income Statement

		Second quarter (Apr.-Jun.)
	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)
Total sales	393,310	406,066	3.2%	12,756	29,742
Domestic sales	196,151	213,042	8.6%	16,891	15,604
Exports	195,618	191,204	-2.3%	(4,414)	14,005
Services income	1,541	1,819	18.0%	278	133
Cost of sales	186,993	205,547	9.9%	18,555	15,055
Gross income	206,317	200,518	-2.8%	(5,799)	14,687
General expenses	21,167	29,703	40.3%	8,536	2,176
Transportation and distribution expenses	7,468	6,249	-16.3%	(1,220)	458
Administrative expenses	13,699	23,455	71.2%	9,756	1,718
Other revenues (expenses)	50,612	64,468	27.4%	13,856	4,722
IEPS credit	52,140	64,134	23.0%	11,994	4,697
Other	(1,528)	335	121.9%	1,862	25
Operating income (loss)	235,762	235,283	-0.2%	(479)	17,233
Comprehensive financing result	165	(42,349)		(42,514)	(3,102)
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others	(21)	(132)		(112)	(10)
Income before taxes and duties	235,907	192,802		(43,105)	14,122
Taxes and duties	219,863	218,719		(1,144)	16,020
Net income (loss)	16,044	(25,917)		(41,961)	(1,898)
Other comprehensive result	(178)	(3,617)		(3,438)	(265)
Comprehensive profit (loss)	15,865	(29,534)		(45,399)	(2,163)

Sales	Sales revenues increased by 3.2% primarily due to:

•     higher prices for domestic products sold, including gasolines (Magna 11.7%, Premium 5.4%), diesel (11.1%), industrial diesel (11.9%), fuel oil (25.7%), jet fuel (9.2%) and asphalt (29.2%), as well as an increase in sales volume of domestic products sold, including Premium gasoline (40.5%), diesel (3.2%), industrial diesel (32.4%) and jet fuel (3.7%);

• Additionally, the Mexican peso depreciated 15.32% against the U.S. dollar, from Ps. 11.8389 per U.S. dollar to Ps. 13.6530 per U.S. dollar. The previous was partially offset by:

•     a decrease of 4.36% in the average price of the Mexican crude oil basket, from U.S.$105.82 per barrel in the second quarter of 2011, to U.S.$101.20 per barrel in the same period of 2012. Moreover, a 9.3% decrease was recorded in the volume of crude oil exports, which recorded an average volume of 1,214 Mbd during the quarter;

• a decrease of 6.10% in the price of regular gasoline in the U.S. Gulf of Mexico, from U.S. 298.31 per gallon in the second quarter of 2011, to U.S. 280.12 per gallon in the same period of 2012.

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PEMEX

Cost of Sales & Operating Expenses	A 9.9% increase in cost of sales during the second quarter of 2012, primarily due to increases of 10.8% in depreciation, 25.3% in amortization, and 20.2% in operating expenses. The increase in operating expenses as part of cost of sales was due to increases in the following items: auxiliary services payable to third parties, materials and leasing. This was partially offset by a decrease in the net cost of employee benefits, as well as in fees paid to third parties, freights, royalties and freight and insurance.

General expenses, which are composed of administrative expenses and distribution expenses, increased by 40.3%, primarily due to an increase of 71.2% in administrative expenses that was partially offset by a 16.3% decrease in distribution expenses.

• Administrative expenses increased primarily as a result of increases in preservation and maintenance expenses, as well as in depreciation and in the net cost of employee benefits during the period.

• Moreover, distribution expenses decreased due to a decrease in preservation and maintenance expenses, as well as to decreases in the net cost of employee benefits for the period and in depreciation.

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PEMEX

Other Revenues	Other revenues recorded an increase of 27.4%, primarily as a result of a 23% increase in the accrued amount of IEPS[4] credit.

Comprehensive Financing Result	Comprehensive financing result recorded a negative variation of Ps. 42.5 billion as a result of:
• higher interest expense; and

• an increase in exchange loss, due to a depreciation of the Mexican peso against the U.S. dollar, as compared to the appreciation of the peso recorded during the same period of the previous year.

Taxes and Duties	The 0.5% decrease in taxes and duties was primarily a result of lower reference prices of the Mexican crude oil basket, which decreased by 4.36%, from U.S.$105.8 per barrel during the second quarter of 2011, to U.S.$101.2 per barrel during the same quarter of 2012.

4	IEPS means Impuesto Especial sobre Producción y Servicio (Special Tax on Production and Services).

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PEMEX

Net Income	During the second quarter of 2012, PEMEX recorded a net loss of Ps. 25.9 billion (U.S.$1.9 billion) as a result of an Ps. 18.5 billion increase in the cost of sales, a Ps. 8.5 billion increase in general expenses, and a negative variation in the comprehensive financing result of Ps. 42.5 billion. These results were partially offset by a decrease in taxes and duties and an increase in other revenues.

(1)	Includes profit-sharing in non-consolidated subsidiaries, affiliates and others.of Ps (111.8) million.

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PEMEX

Income Statement from January 1 to June 30, 2012

Sales	During the first six months of 2012, revenues from sales and services increased by 9.6%, as compared to the same period of 2011, amounting to Ps. 817.4 billion. The increase in sales was primarily due to:

•     an increase of 7.19% in the average price of the Mexican crude oil basket, from U.S.$99.0 per barrel in the first half of 2011, to U.S.$106.1 per barrel in the same period of 2012. The former was partially offset by a 9.7% decrease in the volume of crude oil exports, which recorded an average volume of 1,224 Mbd during the first six months of 2012;

•     an increase of 3.81% in the price of regular gasoline in the U.S. Gulf of Mexico, from U.S. ¢280.21 per gallon in the first half of 2011, to U.S. ¢290.89 per gallon during the same period of 2012; and

•     higher prices for domestic products sold, including gasolines (Magna up 11.6%, Premium 5.4%), diesel (11.1%), industrial diesel (11.7%), fuel oil (32.3%), jet fuel (14.8%) and asphalt (33.5%). Additionally, an increase in the volume of sales for the following products was recorded; Premium gasoline (33.7%), diesel (3.8%), industrial diesel (26.2%), propylene (12.8%) and jet fuel (5.63%).

Operating Costs and Expenses	During the first six months of 2012, cost of sales increased by 11.2% primarily as a result of:
• a 6.7% increase in purchases for resale, due to higher prices of hydrocarbons and its derivatives;

•     an increase in preservation and maintenance expenses, as well as in non-successful wells, depreciation, amortization, personal services, liabilities provisions, auxiliary services payable to third parties, materials and leasing; and

•     the above factors were partially offset by a decrease in the net cost of employee benefits for the period, as well as in exploration expenses, feed paid to third parties, royalties and freight and insurance.

Also during the first half of 2012, general expenses, which are composed of administrative expenses and distribution expenses, increased by 36.9%, due to an increase of 58.1% in administrative expenses which partially offset by a 5.5% decrease in distribution expenses.

•     Administrative expenses decreased primarily as a result of an increase in preservation and maintenance expenses, as well as in depreciation and in the net cost of employee benefits during the period.

•     Distribution expenses decreased as a result of lower preservation and maintenance expenses, and to a decrease in the net cost of employee benefits during the period. The previous was partially offset by an increase in depreciation, materials and technical assistance services paid to the Mexican Petroleum Institute (IMP).

Other Revenues	During the first six months of 2012, other revenues recorded an increase of 50.2%, primarily as a result of a 47.8% increase in the IEPS credit.

Comprehensive Financing Result	During the first half of 2012, the comprehensive financing result was negative by Ps. 9.8 billion as a result of:

• higher interest expense;

• lower interest income; and

• the former was partially offset by an exchange gain, due to the appreciation of the Mexican peso against the U.S. dollar.

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PEMEX

Taxes and Duties	During the first six months of 2012, taxes and duties increased by 11.0%, to Ps. 465.3 billion. This increase was primarily due to higher reference prices of the Mexican crude oil basket, which increased by 7.19% as compared to the same period of 2011, from U.S.$99.03 per barrel to U.S.$106.15 per barrel. The former was partially offset by the accrued amount of IEPS credit.

Net Income	During the first half of 2012, PEMEX recorded a net income of Ps. 7.9 billion (U.S.$583 million), primarily as a result of an increase in sales due to higher prices of the Mexican crude oil basket, and to an increase in other revenues as a result of an increase in the IEPS credit. The previous was partially offset by an increase in cost of sales and general expenses, as well as by a negative comprehensive financing result.

(1)	Plus profit-sharing in non-consolidated subsidiaries, affiliates and others.of Ps. -256.4 billion.

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PEMEX

Consolidated Balance Sheet as of June 30, 2012

PEMEX

Consolidated Balance Sheet

	As of Dec. 31,	As of Jun. 30,
	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)

Total assets	1,979,935	1,970,351	-0.5%	(9,585)	144,316
Current assets	354,308	338,189	-4.5%	(16,119)	24,770
Cash and cash equivalents	114,368	125,767	10.0%	11,399	9,212
Accounts, notes receivable and other	154,659	141,800	-8.3%	(12,859)	10,386
Inventories	45,099	47,618	5.6%	2,519	3,488
of products	40,859	44,011	7.7%	3,152	3,224
of materials	4,240	3,607	-14.9%	(633)	264
Derivative financial instruments	15,526	10,737	-30.8%	(4,789)	786
Available-for-sale investments	24,656	12,267	-50.2%	(12,389)	898
Investment in securities	15,646	13,802	-11.8%	(1,844)	1,011
Property, plant and equipment	1,591,068	1,599,598	0.5%	8,530	117,161
Other assets	18,914	18,762	-0.8%	(151)	1,374

Total liabilities	1,857,556	1,852,580	-0.3%	(4,975)	135,690
Current liabilities	253,445	221,918	-12.4%	(31,527)	16,254
Short-term debt	110,497	101,293	-8.3%	(9,204)	7,419
Suppliers	53,313	52,452	-1.6%	(861)	3,842

Accounts and accrued expenses payable	23,864	26,674	11.8%	2,809	1,954

Taxes and duties payable	65,770	41,499	-36.9%	(24,271)	3,040
Long-term liabilities	1,604,111	1,630,662	1.7%	26,552	119,436
Long-term debt	672,657	670,796	-0.3%	(1,861)	49,132
Reserve for sundry creditors and others	62,093	65,757	5.9%	3,664	4,816
Reserve for employee benefits	843,462	866,775	2.8%	23,314	63,486
Deferred taxes	25,899	27,334	5.5%	1,435	2,002
Total equity	122,380	117,770	-3.8%	(4,610)	8,626
Total liabilities and equity	1,979,935	1,970,351	-0.5%	(9,585)	144,316

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PEMEX

Working Capital	Current assets decreased by 4.5% or Ps. 16.1 billion from January 1 to June 30, 2012.

Current liabilities decreased by 12.4% or Ps. 31.5 billion, primarily due to an 8.3% decrease in short-term debt of Ps. 9.2 billion, a 36.9% decrease in taxes and duties payable of Ps. 24.3 billion, and a 1.6% decrease in accounts payable to suppliers of Ps. 861 million. The previous was partially offset by an 11.8% increase in accounts and accrued expenses payable of Ps. 2.8 billion.

Debt	Total debt decreased by 1.4%, or Ps. 11.1 billion, as a result of a 2.41% appreciation of the Mexican peso against the U.S. dollar, as well as from an 8.3% drop in short-term debt.

1)	Excludes Finance Public Works Contracts Program.
2)	Includes accrued interest, fees and charges for debt issuance, loss under par, Finance Public Works Contracts Program and amortized cost effect.

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PEMEX

*	Includes derivative financial instruments.

*	Includes Derivative Financial Instruments.

Investment Activities 1H12

Activity	During the first half of 2012, PEMEX spent Ps. 118.5 billion, which represents 39.3% of total programmed investment of Ps. 301.3 billion for the year. The allocation of these investments was as follows:

• Ps. 106.7 billion to Pemex-Exploration and Production[5], Ps. 12.1 billion of which were allocated to exploration;

• Ps. 8.9 billion to Pemex-Refining;

• Ps. 1.7 billion to Pemex-Gas and Basic Petrochemicals;

• Ps. 0.9 billion to Pemex-Petrochemicals; and

• Ps. 0.2 billion to Corporate.

Financing Activities 1H12

Capital Markets	• On January 24, 2012, Petróleos Mexicanos issued U.S.$2.1 billion of its 4.875% Notes due in January 2022; U.S.$100 million of these notes were allocated in the Asian market.

• On April 10, 2012, Petróleos Mexicanos issued 300 million Swiss Francs of its 2.50% Notes due in 2019.

• On April 26, 2012, Petróleos Mexicanos issued 150 million Australian dollars of its 6.125% Notes due in 2017.

• On June 26, 2012, Petróleos Mexicanos issued U.S.$1.75 billion of its 5.50% Notes due in June 2044.

[5]	Includes maintenance expenditures.

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PEMEX

The proceeds from these placements will be used to finance investment projects and for debt refinancing.

ECAs

•       On July 6, 2012, Petróleos Mexicanos issued two series of Notes for U.S.$400 million each guaranteed by the Export-Import Bank of the United States (Ex-Im Bank), which mature on December 20, 2022. The Notes will bear semi-annual interest rates of 2.0% and 1.95%, respectively, plus the exposure fee of the Ex-Im Bank and have an average life of 5.71 years.

• On July 18, 2012, Petróleos Mexicanos obtained a U.S.$300 million bilateral credit line from Export Development Canada (EDC), due in July 2017, and will pay annual interest rate of 1.50%.

•       On July 26, 2012, Petróleos Mexicanos issued a third set of Notes for U.S.$400 million guaranteed by the Ex-Im Bank, due on December 20, 2022. The Notes will bear semi-annual interest rate of 1.70%, plus the exposure fee of the Ex-Im Bank and have an average life of 5.65 years.

COPF	During the first half of 2012, Petróleos Mexicanos obtained U.S.$312.7 million through Public Works Financed Contracts (COPF) of Pemex-Exploration and Production. These contracts are used for the exploitation of natural gas fields in the Burgos basin.

Liquidity Management	As of June 30, 2012, Petróleos Mexicanos holds liquidity management credit lines for U.S.$3.25 billion which are completely available to PEMEX.

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PEMEX

PEMEX

Consolidated Statements of Cash Flows

	For the six months ended june 30,
	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)
Operating Activities
Net income before income taxes	436,858	473,227	8.3%	36,369	34,661
Activities related to investing activities	70,532	80,544	14.2%	10,012	5,899
Depreciation and amortization	61,261	68,981	12.6%	7,720	5,052
Impairment of properties, plant and equipment	4,036	444	-89.0%	(3,592)	33
Profit sharing in non-consolidated subsidiaries and affiliates	(283)	(26)	90.7%	256	(2)
Unsuccessful wells	3,771	7,728	104.9%	3,956	566
Retirement of properties, plant and equipment	1,746	3,418	95.7%	1,671	250
Activities related to financing activities	(6,938)	(4,685)	32.5%	2,253	(343)
Unrealized loss (gain) from foreign exchange fluctuations	(20,093)	(22,028)	-9.6%	(1,935)	(1,613)
Interest expense (income)	13,156	17,343	31.8%	4,187	1,270
Subtotal	500,453	549,086	9.7%	48,634	40,217
Funds provided by (used in) operating activities	(435,293)	(443,638)	-1.9%	(8,345)	(32,494)
Financial instruments	(3,826)	(6,050)	-58.1%	(2,224)	(443)
Accounts and notes receivable	(32,476)	12,859	139.6%	45,335	942
Inventories	(6,187)	(4,144)	33.0%	2,042	(304)
Other assets	4,060	4,812	18.5%	752	352
Accounts payable and accrued expenses	761	13,593	1685.8%	12,832	996
Taxes paid	(412,533)	(490,015)	-18.8%	(77,483)	(35,891)
Advances to suppliers	661	(861)	-230.2%	(1,523)	(63)
Reserve for sundry creditors and others	(88)	1,386	1679.4%	1,474	102
Contributions and payments for employees benefits	14,271	23,314	63.4%	9,043	1,708
Deferred income taxes	63	1,469	2231.7%	1,406	108
Net cash flow from operating activities	65,160	105,449	61.8%	40,289	7,723
Investing activities
Exploration expenses	(784)	(1,354)	-72.7%	(570)	(99)
Investment in property, plant and equipment	(61,401)	(80,131)	-30.5%	(18,729)	(5,869)
Net cash flow from investing activities	(62,186)	(81,485)	-31.0%	(19,299)	(5,968)
Cash needs related to financing activities	2,974	23,964	705.7%	20,989	1,755
Financing activities
Loans obtained from financial institutions	67,007	180,550	169.4%	113,543	13,224
Interest paid	(12,718)	(16,817)	-32.2%	(4,099)	(1,232)
Principal payments on loans	(87,120)	(175,284)	-101.2%	(88,164)	(12,838)
Net cash flow from financing activities	(32,830)	(11,550)	64.8%	21,280	(846)
Net increase in cash and cash equivalents	(29,856)	12,414	141.6%	42,269	909
Cash and cash equiv. at the beginning of the period	131,183	114,368	-12.8%	(16,815)	8,377
Effect of change in cash value	(3,600)	(1,015)	71.8%	2,585	(74)
Cash and cash equivalents at the end of the period	97,727	125,767	28.7%	28,040	9,212

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PEMEX

Below are some items that impacted results in the period:

PEMEX

Economic impact by external and structural effects

	Six months ending Jun. 30, 2012
	(Ps. Bn)	(U.S.$Bn)
Cost of the LPG subsidy	19.3	1.4
Costs not-recognized in the price mechanism of gasolines and diesel	15.4	1.1
Decrease in duties paid in recognition of operating cost and expenses incurred in 2011	39.5	2.9
Labor obligations	36.1	2.6
Incremental taxes	(11.7)	(0.9)
Total	98.6	7.2

Other Relevant Events

Carbon Finance	On April 17, 2012, Petróleos Mexicanos announced that the project “Heat Recovery“ at the Dos Bocas Maritime Terminal” in the Southwest Marine Region was registered as a Clean Development Mechanism (CDM) at the United Nations under the Climate Change Convention Framework, in order to harness residual energy from exhaust gas produced at the turbogenerators, reducing the consumption of natural gas.

Protocol of Intentions between PEMEX and SEMAR	On June 1, 2012, the Ministry of the Navy, Admiral Mariano Francisco Saynez Mendoza, and the Chief Executive Officer of PEMEX, Juan José Suárez Coppel, signed a statement of intent concerning the construction and refurbishment of a minor fleet for the company in the upcoming years. The agreement singed is part of PEMEX’s strategy to promote the development of Mexican shipyards in order to strengthen domestic naval industry.

Recent Appointments	Vinicio Suro Pérez, Ph.D. was appointed Director General of the Mexican Petroleum Institute (IMP). Dr. Suro received a B.Sc. in Exploration Geophysics from the National Autonomous University of Mexico (UABC), and holds a Ph.D. in Applied Earth Sciences from Stanford University. He has worked for twenty years at Petróleos Mexicanos, where he has served as Managing Director of Hydrocarbon Reserves, Deputy Director of Planning and Evaluation of Pemex-Exploration and Production, and Deputy Director of Production of the Southern Region.

Additionally, Mr. José Luis Fong Aguilar was appointed Deputy Director of Production of the Southern Region, Mr. Juan Arturo Hernández Carrera was appointed Deputy Director of Production of the Southwest Marine Region, and Mr. Antonio Narváez Ramírez was appointed Deputy Director of Production of the Northern Region.

Finally, Mr. Agustín Castro Pérez was appointed Corporate Director of Management of Petróleos Mexicanos. Mr. Castro received a B.A. in Economics from the National Autonomous University of Mexico, and a Master Degree from the Mexico College (Colegio de México). He has twenty years of professional experience at PEMEX, where he previously served as Deputy Director of Management and Finance of Pemex Refining.

Industrial Accidents	For the six months ended June 30, 2012, the accident severity index reached 30 days lost per million man-hours worked (MMhw), the same mark recorded during the same period of 2011.

The accident frequency index reached 0.54 incapacitating accidents, 22% above international standards recorded by the International Association of Oil and Gas Producers (OGP).

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PEMEX

Environmental Protection	The sulfur oxide emissions index decreased by 26 Mt, as compared to the first six months of 2011, due to sour gas injection at Cantarell through the compression projects.

Reused water as a percentage of total water used, increased by 8.0%, as compared to the first half of 2011, due to greater recovery and handling of waste waters in the NRS.

Fight Against the Illicit Fuel Market	During the first half of 2012, PEMEX had the continuous support of the armed forces on complying with current collaboration agreements with the Ministry of National Defense and the Secretary of the Navy, to monitor the facilities as well as providing support for the surveillance of the pipeline system. Additionally, PEMEX maintains collaboration agreements with government entities, such as State governments, the Federal Police, the Office of the General Attorney, the Ministry of Finance, Mexico’s IRS (Internal Revenue Service), and the Ministry of Energy, among others, to continue counting with the support of research groups.

During the first six months of 2012, a total of 764 illegal taps were identified. The prompt identification of these taps has reduced the negative economic impact to the company caused by such theft, as well as the danger to nearby communities. In each one of these cases, a criminal report was filed in order to continue with corresponding investigations.

The estimated total volume of oil and refined products illegally obtained from PEMEX’s pipelines during the first half of 2012, amounted to 3.6 MMb. At the same time, a total of 2.2 million liters of oil and refined products were recovered.

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PEMEX

If you would like to be included in our distribution list, please access www.ri.pemex.com and then “Distribution List.”

If you would like to contact us, please call or send an email to ri@pemex.com.

Telephone: (52 55) 1944 9700

Voice mail: (52 55) 1944 2500 ext. 59412

Follow us at @PEMEX_RI

Rolando Galindo	Carmina Moreno	Cristina Arista

rolando.galindo@pemex.com	carmina.moreno@pemex.com	delia.cristina.arista@pemex.com

Arturo Limón	Ana Lourdes Benavides	Cristina Pérez

arturo.limon@pemex.com	ana.lourdes.benavides@pemex.com	cristina.perez @pemex.com

Variations

Cumulative and quarterly variations are calculated comparing the period with the same one of the previous year; unless specified otherwise.

Rounding

Numbers may not total due to rounding.

Financial Information

Excluding budgetary and volumetric information, the financial information included in this report and the annexes hereto is based on unaudited consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which PEMEX has adopted effective January 1, 2012. Information from prior periods has been retrospectively adjusted in certain accounts to make it comparable with the unaudited consolidated financial information under IFRS. For more information regarding the adoption of IFRS, see Note 20 to the consolidated financial statements included in Petróleos Mexicanos’ 2011 Form 20-F filed with the SEC on April 30, 2012. Adjusted EBITDA is a non-IFRS measure. We show a reconciliation of Adjusted EBITDA to net income in Table [    ] of the annexes to this report.

Budgetary information is based on standards from Mexican governmental accounting; therefore, it does not include information from the subsidiary companies of Petróleos Mexicanos.

Foreign Exchange Conversions

Convenience translations into U.S. dollars of amounts in Mexican pesos have been made at the established exchange rate, at June 30, 2012, of Ps. 13.6530= U.S.$1.00. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Fiscal Regime

Since January 1, 2006, PEMEX has been subject to a new fiscal regime. Pemex-Exploration and Production’s (PEP) tax regime is governed by the Federal Duties Law, while the tax regimes of the other Subsidiary Entities continue to be governed by Mexico’s Income Tax Law. The most important duty paid by PEP is the Ordinary Hydrocarbons Duty (OHD), the tax base of which is a quasi operating profit. In addition to the payment of the OHD, PEP is required to pay other duties.

Under PEMEX’s current fiscal regime, the Special Tax on Production and Services (IEPS) applicable to gasoline and diesel is regulated under the Federal Income Law. PEMEX is an intermediary between the Secretary of Finance and Public Credit (SHCP) and the final consumer; PEMEX retains the amount of IEPS and transfers it to the Federal Government. The IEPS rate is calculated as the difference between the retail or “final price,” and the “producer price.” The final prices of gasoline and diesel are established by the SHCP. PEMEX’s producer price is calculated in reference to that of an efficient refinery operating in the Gulf of Mexico. Since 2006, if the final price is lower than the producer price, the SHCP credits to PEMEX the difference among them. The IEPS credit amount is accrued, whereas the information generally presented by the SHCP is cash-flow.

Hydrocarbon Reserves

Pursuant to Article 10 of the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, (i) PEMEX’s reports evaluating hydrocarbon reserves shall be approved by the National Hydrocarbons Commission (NHC); and (ii) the Secretary of Energy will register and disclose Mexico’s hydrocarbon reserves based on information provided by the NHC. As of the date of this report, this process is ongoing.

As of January 1, 2011, the SEC changed its rules to permit oil and gas companies, in their filings with the SEC, to disclose not only proved reserves, but also probable reserves and possible reserves. In addition, we do not necessarily mean that the probable or possible reserves described herein meet the recoverability thresholds established by the SEC in its new definitions. Investors are urged to consider closely the disclosure in our Form 20-F and our annual report to the Mexican Banking and Securities Commission, available at http://www.pemex.com/.

Bids

No awards for amounts higher than Ps. 100.0 billion were assigned. For further information, please access www.compranet.gob.mx.

Forward-looking statements

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Comisión Nacional Bancaria y de Valores (CNBV) and the Securities and Exchange Commission (SEC), in our annual reports, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. We may include forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities; and

•	projected and targeted capital expenditures ; costs; commitments; revenues; liquidity, etc.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant developments in the global economy

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing with the SEC (www.sec.gov), and the PEMEX prospectus filed with the CNBV and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

PEMEX

PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., Pemex’s international trading arm.

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Content
1	Main Statistics of Production
2	Crude Oil Production by Type
3	Crude Oil Production by Asset
4	Natural Gas Production and Gas Flaring
5	Natural Gas Production by Asset
6	Seismic Information
7	Operating Offshore Platforms and Wells
8	Wells Drilled
9	Operating Drilling Rigs
10	Crude Oil Processing
11	Petroleum Products Production
12	Natural Gas Processing and Production
13	Production of Petrochemicals
14	Industrial Safety and Environmental Protection
15	Volume of Domestic Sales
16	Volume of Exports
17	Volume of Imports
18	Average Exchange Rates and Reference Prices
19	Consolidated Income Statement
20	Financial Ratios
21	Sales and Services Revenues
22	Operating Costs and Expenses
23	Comprehensive Financing Result
24	Taxes and Duties
25	Other Comprehensive Result
26	Selected Indices
27	Consolidated Balance Sheet
28	Selected Financial Indices
29	Consolidated Total Debt
30	Debt Maturity Profile
31	Exposure of Debt Principal
32	Derivative Financial Instruments
33	Equity
34	Consolidated Statements of Cash Flows
35	EBITDA Reconciliation
36	Business Segment Information

PEMEX
Main Statistics of Production

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2011	2012	Change		2011	2012	Change
Upstream
Total hydrocarbons (Mboed)	3,732	3,689	-1.2%	(43)	3,747	3,687	-1.6%	(61)
Liquid hydrocarbons (Mbd)	2,609	2,582	-1.0%	(27)	2,616	2,582	-1.3%	(34)
Crude oil (Mbd)	2,558	2,540	-0.7%	(18)	2,565	2,538	-1.0%	(26)
Condensates (Mbd)	52	42	-17.9%	(9)	52	44	-14.7%	(8)
Natural gas (MMcfd)(1)	6,704	6,418	-4.3%	(286)	6,762	6,399	-5.4%	(363)
Downstream
Dry gas from plants (MMcfd)(2)	3,703	3,711	0.2%	8	3,690	3,721	0.9%	31
Natural gas liquids (Mbd)	402	382	-5.1%	(20)	400	378	-5.5%	(22)
Petroleum Products (Mbd)(3)	1,319	1,391	5.5%	72	1,323	1,367	3.4%	44
Petrochemical Products (Mt)	1,467	1,172	-20.1%	(296)	2,936	2,440	-16.9%	(495)

(1) Includes nitrogen.

(2) Does not include dry gas produced by Pemex-Refining and used as fuel by this subsidiary entity.

(3) Includes LPG from Pemex-Gas and Basic Petrochemicals; Pemex-Exploration and Production and Pemex-Refining.

PEMEX
Crude Oil Production by Type

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2011	2012	Change		2011	2012	Change
Crude Oil (Mbd)	2,558	2,540	-0.7%	(18)	2,565	2,538	-1.0%	(26)
Heavy	1,431	1,390	-2.9%	(41)	1,434	1,385	-3.4%	(49)
Light	784	831	5.9%	46	795	831	4.6%	37
Extra-light	342	319	-6.6%	(23)	336	322	-4.1%	(14)
Offshore Crude Oil / Total	74.8%	74.6%			74.7%	74.5%

PEMEX
Crude Oil Production by Asset

	2007	2008	2009				2010				2011
			1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
	(Mbd)
Total	2,792	2,601	2,607	2,578	2,567	2,552	2,572	2,558	2,525	2,547	2,537	2,540	0	0
Northeastern Marine Region	1,746	1,493	1,445	1,403	1,386	1,356	1,365	1,357	1,324	1,325	1,305	1,314	0	0
Cantarell	1,040	685	597	567	548	520	523	517	495	469	455	453	0	0
Ku-Maloob-Zaap	706	808	848	836	838	835	842	841	830	856	850	861	0	0
Southwestern Marine Region	500	518	546	546	538	548	556	555	554	577	583	582	0	0
Abkatún-Pol Chuc	308	305	302	299	291	293	295	277	265	269	264	258	0	0
Litoral de Tabasco	192	212	243	247	247	255	261	278	290	308	319	324	0	0
Southern Region	459	498	520	526	539	542	542	534	529	518	517	505	0	0
Cinco Presidentes	47	57	66	71	73	76	80	81	84	89	93	94	0	0
Bellota-Jujo	175	172	168	161	158	155	152	148	139	134	132	130	0	0
Macuspana-Muspac(2)	52	69	80	81	85	84	82	81	82	79	76	74	0	0
Samaria-Luna	185	200	206	213	223	227	228	223	224	216	216	207	0	0
Northern Region	87	93	96	103	104	106	108	112	118	127	132	139	0	0
Poza Rica-Altamira	56	59	56	57	55	57	59	60	60	61	65	68	0	0
Aceite Terciario del Golfo(1)	29	30	35	40	44	45	46	49	54	62	64	67	0	0
Veracruz	2	5	5	5	5	4	4	3	3	3	3	3	0	0

(1) The Macuspana-Muspac Asset was created in August 2011 and disclosed since 2012.

(2) The Aceite Terciario del Golfo Asset was created in 2008, when the fields that comprise it were divested from the Poza Rica-Altamira Asset.

PEMEX Natural Gas Production and Gas Flaring

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2011	2012	Change		2011	2012	Change
Total (MMcfd)(1)	5,937	5,675	-4.4%	(263)	6,052	5,708	-5.7%	(343)
Associated	3,728	3,653	-2.0%	(75)	3,797	3,663	-3.5%	(134)
Non-associated	2,209	2,022	-8.5%	(188)	2,255	2,046	-9.3%	(209)
Natural gas flaring (MMcfd)	300	112	-62.8%	(188)	286	124	-56.5%	(162)
Gas flaring / total	5.1%	2.0%			4.7%	2.2%

(1) Does not include nitrogen.

PEMEX Natural Gas Production by Asset

	2007	2008	2009				2010				2011
			1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
	(MMcfd)
Total (1)	6,919	7,031	6,946	6,937	7,155	7,039	6,820	6,704	6,501	6,357	6,380	6,418	0	0
Northeastern Marine Region	1,901	1,782	1,488	1,459	1,726	1,659	1,507	1,503	1,357	1,258	1,295	1,339	0	0
Cantarell	1,629	1,455	1,166	1,125	1,383	1,330	1,171	1,167	1,031	933	978	1,004	0	0
Ku-Maloob-Zaap	273	327	322	333	344	328	336	336	326	325	317	335	0	0
Southwestern Marine Region	1,023	1,112	1,127	1,142	1,186	1,231	1,234	1,220	1,199	1,181	1,210	1,223	0	0
Abkatún-Pol Chuc	569	580	588	595	586	607	617	576	534	510	494	503	0	0
Litoral Tabasco	454	531	539	546	600	624	616	644	665	671	716	720	0	0
Southern Region	1,451	1,600	1,697	1,774	1,818	1,768	1,728	1,697	1,674	1,672	1,661	1,660	0	0
Cinco Presidentes	68	69	85	108	112	114	117	117	118	116	117	115	0	0
Bellota-Jujo	251	261	293	304	304	322	303	293	268	289	293	302	0	0
Macuspana-Muspac(2)	560	591	592	582	582	564	569	578	577	561	550	540	0	0
Samaria-Luna	572	679	728	780	820	768	739	709	711	705	702	703	0	0
Northern Region	2,544	2,537	2,634	2,563	2,424	2,381	2,351	2,284	2,271	2,246	2,214	2,196	0	0
Burgos	1,383	1,515	1,597	1,525	1,399	1,396	1,368	1,328	1,344	1,337	1,313	1,314	0	0
Poza Rica-Altamira	152	133	122	118	113	116	114	115	117	115	118	123	0	0
Aceite Terciario del Golfo(3)	52	79	77	82	88	94	99	111	111	126	142	154	0	0
Veracruz	957	810	837	838	825	776	769	731	700	668	641	606	0	0
Nitrogen	629	496	557	607	816	749	653	767	663	640	639	743	0	0
Southern Region	-	-	93	100	112	118	105	91	88	100	106	111	0	0
Bellota-Jujo	-	-	57	46	37	46	37	31	26	36	34	36	0	0
Samaria-Luna	-	-	35	54	75	72	68	60	62	64	72	75	0	0
Northeastern Marine Region	629	496	464	508	704	630	548	675	575	540	533	632	0	0
Cantarell	629	496	464	508	704	630	548	675	575	540	533	632	0	0

(1) Includes nitrogen.

(2) The Macuspana-Muspac Asset was created in August 2011 and disclosed since 2012.

(3) The Aceite Terciario del Golfo Asset was created in 2008; when the fields that comprise it were divested from the Poza Rica-Altamira Asset.

PEMEX
Seismic Information

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2011	2012	Change		2011	2012	Change
2D (km)	820	607	-25.9%	(212)	1,766	1,289	-27.0%	(477)
3D (km2)	10,619	5,953	-43.9%	(4,667)	20,049	11,771	-41.3%	(8,278)

PEMEX
Operating Offshore Platforms and Wells

	As of June 30,
	2010	2011	Change
Offshore platforms	236	239	1.3%	3
Storage	1	1	-	-
Compression	10	10	-	-
Control and service	1	1	-	-
Linkage	13	13	-	-
Measurement	1	1	-	-
Drilling	154	156	1.3%	2
Production	27	28	3.7%	1
Telecommunications	6	6	-	-
Treatment and pumping	1	1	-	-
Housing	22	22	-	-

PEMEX Wells Drilled and Operating

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2011	2012	Change		2011	2012	Change
Wells Drilled	244	297	21.7%	53	488	563	15.4%	75
Development	231	289	25.1%	58	466	552	18.5%	86
Exploration	13	8	-38.5%	(5)	22	11	-50.0%	(11)
Operating Wells	8,207	9,328	13.7%	1,120	8,120	9,201	13.3%	1,081
Crude oil	5,059	5,862	15.9%	803	4,987	5,757	15.4%	770
Non-Associated Gas	3,148	3,466	10.1%	318	3,133	3,444	9.9%	311

PEMEX Average Operating Drilling Rigs

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2011	2012	Change		2011	2012	Change

Total	115	131	14.3%	16	113	128	13.5%	15
Exploration	12	17	40.6%	5	14	17	20.6%	3
Northeast Marine Region	-	2	-	2	-	1	-	1
Southwest Marine Region	3	2	-28.1%	(1)	4	3	-28.9%	(1)
South Region	7	9	26.8%	2	7	8	16.9%	1
North Region	2	4	106.7%	2	3	5	55.7%	2
Development	103	115	11.2%	12	99	111	12.4%	12
Northeast Marine Region	8	14	68.2%	5	8	11	41.1%	3
Southwest Marine Region	11	8	-28.7%	(3)	10	9	-3.9%	(0.4)
South Region	30	37	22.4%	7	30	35	15.6%	5
North Region	54	56	4.7%	3	51	56	9.1%	5

PEMEX Crude Oil Processing

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2011	2012	Change		2011	2012	Change
Total processed (Mbd)	1,168	1,252	7.2%	84	1,165	1,223	5.0%	59
Light Crude	729	696	-4.5%	(33)	740	687	-7.3%	(54)
Heavy Crude	439	556	26.6%	117	424	537	26.5%	112
Light Crude / Total Processed	62.4%	55.6%		(6.8)	63.6%	56.1%		(7.4)
Heavy Crude / Total Processed	37.6%	44.4%		6.8	36.4%	43.9%		7.4
Use of primary distillation capacity	76.4%	73.7%		(2.7)	76.2%	72.5%		(3.7)

As of June 30, 2012, PEMEX had 9,832 service stations.

PEMEX Petroleum Products

	Second quarter (Apr.-Jun.)				Six months ending Jun.30,
	2011	2012	Change		2011	2012	Change
Total production (Mbd)	1,319	1,391	5.5%	72	1,323	1,367	3.4%	44
Automotive gasolines	399	433	8.6%	34	406	427	5.2%	21
Fuel oil	308	291	-5.5%	(17)	309	283	-8.5%	(26)
Diesel	270	312	15.5%	42	274	306	11.7%	32
LPG	212	211	-0.6%	(1)	211	208	-1.6%	(3)
Jet Fuel	57	56	-1.6%	(1)	57	57	0.4%	0.2
Other(1)	72	88	21.0%	15	65	86	31.3%	21

(1) Includes paraffins, furfural extract, aeroflex, asphalt, lubricants, coke, cyclical light oil and other gasolines.

PEMEX Natural Gas Processing and Production

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2011	2012	Change		2011	2012	Change
Natural Gas Processing (MMcfd)	4,559	4,507	-1.1%	(52)	4,542	4,527	-0.3%	(15)
Sour Wet Gas	3,486	3,451	-1.0%	(35)	3,485	3,457	-0.8%	(27)
Sweet Wet Gas	1,073	1,056	-1.6%	(17)	1,058	1,069	1.1%	12
Condensates Processing (Mbd)	58	48	-17.5%	(10)	58	49	-14.2%	(8)
Production
Dry gas from plants (MMcfd)	3,703	3,711	0.2%	8	3,690	3,721	0.9%	31
Natural gas liquids (Mbd)	402	382	-5.1%	(20)	400	378	-5.5%	(22)

PEMEX Production of Petrochemicals

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2011	2012	Change		2011	2012	Change
Total production	1,467	1,172	-20.1%	(296)	2,936	2,440	-16.9%	(495)
Basic (Mt)	117	45	-61.3%	(72)	244	176	-27.8%	(68)
Heptane	2	-	-100.0%	(2)	4	-	-100.0%	(4)
Hexane	9	-	-100.0%	(9)	20	-	-100.0%	(20)
Pentanes	5	1	-81.6%	(4)	9	1	-85.4%	(8)
Carbon black	96	38	-59.7%	(57)	200	164	-18.1%	(36)
Butane	6	6	10.3%	0.6	10	11	5.5%	1
Secondary (Mt)	1,350	1,126	-16.6%	(224)	2,692	2,264	-15.9%	(428)
Methane Derivatives	307	347	13.2%	40	667	700	4.9%	33
Ammonia	184	216	17.6%	32	438	466	6.3%	28
Carbon dioxide	88	87	-0.7%	(1)	159	155	-2.4%	(4)
Methanol	35	44	24.5%	9	70	79	12.9%	9
Ethane Derivatives	345	363	5.1%	17.6	701	718	2.4%	17
Vinyl chloride	48	57	19.4%	9	108	127	17.1%	18
Dichloroethane	0.01	0.02	30.2%	0.004	0.03	0.04	44.8%	0.01
Ethylene	5	17	203.7%	11	6	18	177.5%	11
Ethylene glycol	43	46	6.8%	3	87	95	9.3%	8
Impure glycol	0.5	0.2	-51.1%	(0.2)	1	1	-41.2%	(0.4)
Pure monoethylene glycol	2	2	-2.4%	(0.1)	5	5	-0.2%	(0.01)
Ethylene oxide	63	65	4.0%	2	131	132	0.4%	1
High density polyethylene	55	46	-16.9%	(9)	108	98	-9.2%	(10)
Low density polyethylene	66	66	0.5%	0.3	138	127	-7.8%	(11)
Linear low density polyethylene	62	63	1.8%	1	116	116	-0.2%	(0.2)
Aromatics and Derivatives	161	1	-99.6%	(161)	293	11	-96.3%	(283)
Aromine 100	2	-	-	(2)	5	1	-89.1%	(4)
Benzene	0.6	0.6	6.8%	0.04	5	1	-71.7%	(3)
Styrene	39	-	-	(39)	71	8	-88.4%	(62)
Fluxoil	1	-	-	(1)	1	0	-80.9%	(1)
High octane hydrocarbon	71	-	-	(71)	119	-	-	(119)
Toluene	21	-	-	(21)	41	1	-98.4%	(41)
Xylenes	26	-	-	(26.2)	52	-	-	(52)
Propylene and Derivatives	110	112	2.2%	2	214	241	12.5%	27
Hydrocyanic acid	2	1	-50.4%	(1)	3	2	-21.0%	(1)
Acrylonitrile	15	8	-50.2%	(8)	27	21	-22.4%	(6)
Propylene	93	104	11.9%	11	185	218	18.0%	33
Other	427	304	-28.9%	(124)	816	594	-27.2%	(222)

Note: “Other” includes muriatic acid, butadiene, polyethylene wax, petrochemical specialities, BTX liquids, hydrogen, isohexane, pyrolysis liquids, oxygen, CPDI, sulfur, isopropyl alcohol, amorphous gasoline, octane basis gasoline and heavy naphtha.

PEMEX Industrial Safety and Environmental Protection

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2011	2012	Change		2011	2012	Change

Frequency Index (Number of lost-time injuries by MMmh risk exposure)	0.38	0.54	40.3%	0.2	0.45	0.53	17.1%	0.1
Severity Index (Total days lost by MMmh risk exposure)	30	30	-2.2%	(1)	23	21	-8.8%	(2)
Sulfur Oxide Emissions (Mt)	117	81	-31.1%	(36)	232	206	-11.1%	(26)
Reused Water / Use	0.16	0.18	11.6%	0.02	0.16	0.17	8.0%	0.01

Note: MMmh stands for million man-hours.

PEMEX Volume of Domestic Sales

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2011	2012	Change		2011	2012	Change
Dry natural gas (MMcfd)	3,475	3,415	-1.7%	(60)	3,461	3,359	-3.0%	(102)
Petroleum products (Mbd)	1,791	1,832	2.3%	41	1,766	1,810	2.5%	43
Automotive gasolines	806	812	0.7%	6	797	804	0.9%	7
Fuel oil	221	204	-7.9%	(18)	192	183	-5.0%	(10)
Diesel	386	408	5.7%	22	378	398	5.3%	20
LPG	259	268	3.3%	9	282	285	1.3%	4
Jet fuel	56	58	3.7%	2	56	59	5.0%	3
Other	64	84	31.9%	20	62	81	31.3%	19
Petrochemical products (Mt)	1,086	1,080	-0.5%	(5)	2,222	2,238	0.7%	16

PEMEX Volume of Exports(1)

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2011	2012	Change		2011	2012	Change
Crude oil (Mbd)	1,339	1,214	-9.3%	(125)	1,355	1,224	-9.7%	(131)
Maya(2)	1,023	913	-10.7%	(110)	1,043	928	-11.0%	(115)
Istmo	113	101	-11.0%	(12)	103	92	-10.5%	(11)
Olmeca	202	200	-1.4%	(3)	209	204	-2.5%	(5)
Dry natural gas (MMcfd)(3)	2	1	-31.9%	(1)	2	1	-23.5%	(0.4)
Petroleum products (Mbd)	192	171	-11.0%	(21)	192	179	-7.0%	(13)
Fuel oil	102	68	-33.0%	(34)	112	82	-26.2%	(29)
LPG	0.06	0.10	81.2%	0.04	2	0.1	-94.7%	(2)
Jet fuel	5	-	-100.0%	(5)	2	-	-100.0%	(2)
Naftas	81	81	0.0%	-	74	80	8.8%	6
Other	5	22	344.7%	17	2	16	543.2%	14
Petrochemical products (Mt)	108	179	65.2%	71	219	326	48.9%	107

(1) Transactions conducted by P.M.I.® Group. (2) Includes Altamira. (3) Transactions conducted by Pemex-Gas and Basic Petrochemicals.

PEMEX Volume of Imports(1)

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2011	2012	Change		2011	2012	Change
Dry natural gas (MMcfd)(2)	892	1,102	23.5%	210	838	986	17.7%	148
Petroleum products (Mbd)	621	524	-15.6%	(97)	643	529	-17.7%	(114)
Automotive gasolines	410	362	-11.7%	(48)	398	376	-5.6%	(22)
Fuel oil	35	38	9.1%	3	24	32	33.7%	8
Diesel	132	117	-11.4%	(15)	127	113	-11.3%	(14)
LPG	15	-	-100.0%	(15)	64	3	-94.6%	(61)
Jet fuel	-	3	-	3	1	2	128.4%	1
Naftas	28	3	-88.5%	(25)	28	2	-94.1%	(26)
Other	0.5	0.5	-0.2%	(0.001)	0.5	0.5	-5.2%	(0.03)
Petrochemical products (Mt)	63	109	73.5%	46	117	226	93.2%	109

(1) Transactions conducted by PMI. (2) Transactions conducted by Pemex-Gas and Basic Petrochemicals.

PEMEX Reference Data

	Six months ending Jun. 30,				0
	2011	2012		Change	2011	2012	Change
Mexican crude oil basket (U.S.$/b)	105.82	101.20	-4.4%	(4.62)	99.03	106.15	7.2%	7.12
Regular gasoline in the USCGM (U.S.¢/gal)	298.31	280.12	-6.1%	(18.19)	280.21	290.89	3.8%	10.68
LPG price by Decree (Ps./t)	6,606	7,285	10.3%	679	6,532	7,202	10.3%	670
International reference LPG (Ps./t)	10,226	10,590	3.6%	364	9,965	11,591	16.3%	1625
Natural gas (Henry Hub)(U.S.$/MMBtu)	4.35	2.27	-47.9%	(2.09)	4.26	2.36	-44.5%	(1.89)

	As of June 30,				As of June 30,
	2011	2012	Change		2011	2012	Change
Mexican pesos per U.S. dollar (Ps. / U.S.$)	13.9904				11.8389	13.6530	-15.3%	(1.81)

	Año vs año				Del 1 de enero al 30 de junio de
	junio 2011	junio 2012	Variación		2011	2012	Variación
Exchange variation	7.8%	-15.3%	(23.15)		4.2%	2.4%	(1.78)

PEMEX Consolidated Income Statement

	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2011	2012	Change		2012	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Total sales	393,310	406,066	3.2%	12,756	29,742	746,010	817,391	9.6%	71,381	59,869
Domestic sales	196,151	213,042	8.6%	16,891	15,604	375,466	416,600	11.0%	41,134	30,513
Exports	195,618	191,204	-2.3%	(4,414)	14,005	367,769	397,296	8.0%	29,527	29,100
Services income	1,541	1,819	18.0%	278	133	2,775	3,494	25.9%	720	256
Cost of sales	186,993	205,547	9.9%	18,555	15,055	355,726	395,450	11.2%	39,724	28,964
Gross income	206,317	200,518	-2.8%	(5,799)	14,687	390,284	421,941	8.1%	31,657	30,905
General expenses	21,167	29,703	40.3%	8,536	2,176	40,909	56,010	36.9%	15,101	4,102
Transportation and distribution expenses	7,468	6,249	-16.3%	(1,220)	458	13,619	12,868	-5.5%	(751)	943
Administrative expenses	13,699	23,455	71.2%	9,756	1,718	27,290	43,142	58.1%	15,852	3,160
Other revenues (expenses)	50,612	64,468	27.4%	13,856	4,722	77,931	117,059	50.2%	39,128	8,574
IEPS credit	52,140	64,134	23.0%	11,994	4,697	80,888	119,573	47.8%	38,685	8,758
Other	(1,528)	335	121.9%	1,862	25	(2,957)	(2,514)	15.0%	443	(184)
Operating income (loss)	235,762	235,283	-0.2%	(479)	17,233	427,306	482,990	13.0%	55,684	35,376
Comprehensive financing result	165	(42,349)		(42,514)	(3,102)	9,269	(9,789)		(19,058)	(717)
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others	(21)	(132)	-545.1%	(112)	(10)	283	26	-90.7%	(256)	2
Income before taxes and duties	235,907	192,802	-18.3%	(43,105)	14,122	436,858	473,227	8.3%	36,369	34,661
Taxes and duties	219,863	218,719	-0.5%	(1,144)	16,020	419,277	465,264	11.0%	45,987	34,078
Net income (loss)	16,044	(25,917)		(41,961)	(1,898)	17,581	7,964		(9,618)	583
Other comprehensive result	(178)	(3,617)		(3,438)	(265)	(1,646)	(12,573)		(10,927)	(921)
Comprehensive profit (loss)	15,865	(29,534)		(45,399)	(2,163)	15,935	(4,610)		(20,544)	(338)

PEMEX Financial Ratios

	Second quarter (Apr.-Jun.)			As of June 30,
	2011	2012	Change	2011	2012	Change
Cost of sales / Total revenues (including negative IEPS credit)	42.0%	43.7%	1.7	43.0%	42.2%	(0.8)
D&A / Operating costs & expenses	13.8%	14.4%	0.6	15.4%	15.3%	(0.2)

Operating income (including negative IEPS credit) / Total revenues (including negative IEPS credit)	64.6%	63.7%	(1.0)	61.5%	64.3%	2.9

Taxes and duties / Total revenues (including negative IEPS credit)	49.4%	46.5%	(2.8)	50.7%	49.7%	(1.0)
Earnings before Interest, Taxes Depreciation and Amortization (adjusted EBITDA) / Financial cost (excludes capitalized interest)	30.3	12.9	(17.4)	24.7	16.1	(8.5)

PEMEX Sales and Services Revenues

	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2011	2012	Change		2012	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Total revenues from sales and services	393,310	406,066	3.2%	12,756	29,742	746,010	817,391	9.6%	71,381	59,869
Domestic sales (including negative IEPS recovery)	248,291	277,176	11.6%	28,885	20,301	456,355	536,173	17.5%	79,819	39,271
Domestic sales	196,151	213,042	8.6%	16,891	15,604	375,466	416,600	11.0%	41,134	30,513
Dry gas	17,194	10,910	-36.5%	(6,284)	799	33,753	22,914	-32.1%	(10,839)	1,678
Petroleum products (including negative IEPS recovery)	222,470	258,643	16.3%	36,173	18,944	405,214	496,419	22.5%	91,204	36,360
Petroleum products	170,330	194,509	14.2%	24,179	14,247	324,326	376,846	16.2%	52,520	27,602
IEPS	52,140	64,134	23.0%	11,994	4,697	80,888	119,573	47.8%	38,685	8,758
Gasolines	81,478	91,357	12.1%	9,879	6,691	158,063	178,454	12.9%	20,391	13,071
Fuel oil	22,069	26,279	19.1%	4,210	1,925	35,435	46,532	31.3%	11,097	3,408
Diesel	41,046	48,308	17.7%	7,262	3,538	78,924	92,982	17.8%	14,058	6,810
LPG	12,994	14,847	14.3%	1,854	1,087	27,671	31,211	12.8%	3,539	2,286
Jet fuel	7,848	8,894	13.3%	1,045	651	15,089	18,302	21.3%	3,212	1,340
Other	4,895	4,825	-1.4%	(70)	353	9,143	9,365	2.4%	222	686
Petrochemical products	8,627	7,623	-11.6%	(1,004)	558	17,387	16,840	-3.1%	(547)	1,233
Exports	195,618	191,204	-2.3%	(4,414)	14,005	367,769	397,296	8.0%	29,527	29,100
Crude oil and condensates	152,271	149,491	-1.8%	(2,780)	10,949	290,665	313,079	7.7%	22,413	22,931
Dry gas	9	97		88	7	11	99		89	7
Petroleum products	19,620	15,385	-21.6%	(4,235)	1,127	37,608	35,314	-6.1%	(2,294)	2,587
Petrochemical products	821	1,240	51.0%	419	91	1,979	1,984	0.3%	5	145
Other	22,897	24,991	9.1%	2,094	1,830	37,507	46,821	24.8%	9,314	3,429
Services revenues	1,541	1,819	18.0%	278	133	2,775	3,494	25.9%	720	256

PEMEX Operating Costs and Expenses

	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2011	2012	Change		2012	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Operating costs and expenses	208,160	235,251	13.0%	27,091	17,231	396,635	451,460	13.8%	54,825	33,067
Cost of sales	186,993	205,547	9.9%	18,555	15,055	355,726	395,450	11.2%	39,724	28,964
Operating expenses	21,280	25,583	20.2%	4,303	1,874	36,637	46,853	28%	10,216	3,432
Purchases for resale	96,043	97,391	1.4%	1,348	7,133	178,540	190,579	7%	12,039	13,959
Other	69,670	82,573	18.5%	12,904	6,048	140,549	158,018	12%	17,469	11,574
General expenses	21,167	29,703	40.3%	8,536	2,176	40,909	56,010	36.9%	15,101	4,102
Transportation and distribution expenses	7,468	6,249	-16.3%	(1,220)	458	13,619	12,868	-5.5%	(751)	943
Administrative expenses	13,699	23,455	71.2%	9,756	1,718	27,290	43,142	58.1%	15,852	3,160
Net cost for the period of employee benefits	20,200	22,816	13.0%	2,616	1,671	40,401	45,641	13.0%	5,240	3,343
Depreciation and amortization expenses	28,788	33,905	17.8%	5,117	2,483	61,261	68,981	12.6%	7,720	5,052

“Other” includes: depreciation, amortizations, net cost for the period of employee benefits, preservation and maintenance, exploration expenses, non-successful wells, inventories variation, subsidiary entities consolidation net effect.

PEMEX Comprehensive Financing Result

	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2011	2012	Change		2012	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Comprehensive financing result	165	(42,349)		(42,514)	(3,102)	9,269	(9,789)		(19,058)	(717)
Financial income	7,630	4,722	-38.1%	(2,907)	346	18,454	10,432	-43.5%	(8,022)	764
Financial cost	(9,406)	(22,683)	-141.2%	(13,277)	(1,661)	(21,442)	(37,038)	-72.7%	(15,596)	(2,713)
Exchange gain (loss)	1,941	(24,388)		(26,330)	(1,786)	12,258	16,817		4,559	1,232

PEMEX Taxes and Duties

	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2011	2012	Change		2012	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Total Taxes and Duties	219,863	218,719	-0.5%	(1,144)	16,020	419,277	465,264	11.0%	45,987	34,078
Hydrocarbon duties	218,651	219,829	0.5%	1,178	16,101	412,559	464,348	12.6%	51,788	34,011
Ordinary Hydrocarbons Duty	184,270	183,751	-0.3%	(519)	13,459	348,465	387,744	11.3%	39,279	28,400
Hydrocarbons Duty for the Stabilization Fund	21,049	27,312	29.8%	6,263	2,000	41,511	55,281	33.2%	13,770	4,049
Duty for Scientific and Technological Research on Energy	1,601	2,137	33.4%	535	156	3,041	4,483	47.4%	1,442	328
Duty for Oil Monitoring	10	10	1.7%	0	1	18	21	13.1%	2	2
Extraordinary Duty on Crude Oil Exports	7,711	2,977	-61.4%	(4,734)	218	13,064	8,100	-38.0%	(4,964)	593
Special Hydrocarbons Duty	1,423	1,564	10.0%	142	115	2,631	3,442	30.8%	811	252
Extraction of Hydrocarbons Duty	1,315	1,436	9.2%	121	105	2,275	3,134	37.7%	859	230
Additional Duty on Hydrocarbons	1,273	543	-57.3%	(730)	40	1,552	1,936	24.7%	383	142
Duty on Regulation and Supervision in Exploration and Exploration of Hydrocarbons	0	99		99	7	0	206.92		207	15
Other taxes and duties	1,212	(1,110)	-191.6%	(2,322)	(81)	6,718	916	-86.4%	(5,802)	67

PEMEX Other Comprehensive Result
	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2011	2012	Change	2012	2011	2012	Change	2012
	(Ps. MM)			(U.S.$MM)	(Ps. MM)			(U.S.$MM)
Items that can be subsequently reclassified into income	(178)	(3,617)	(3,438)	(265)	(1,646)	(12,573)	(10,927)	(921)
Result on foreign exchange currency	(356)	2,712	3,068	199	(1,556)	(1,682)	(126)	(123)
Change in valuation of financial assets available for sale	-	(10,891)	(10,891)	(798)	-	(10,891)	(10,891)	(798)
Variations in financial derivative instruments valuations	178	4,563	4,385	334	(90)	-	90	-
Total other comprehensive result	(178)	(3,617)	(3,438)	(265)	(1,646)	(12,573)	(10,927)	(921)

PEMEX Selected Indices

	As of June 30,
Pemex - Exploration and Production	2011	2012	Change	2012
	(Ps./boe)			(U.S.$/boe)

Total sales / Hydrocarbons production	887	1,032	145	65

Operating income / Hydrocarbons production	686	794	108	50

Net income / Hydrocarbons production	85	99	14	6

Taxes and duties / Operating income (%)	89%	87%	(1)

PEMEX Consolidated Balance Sheet

	As of Dec. 31,	As of Jun. 30,
	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)
Total assets	1,979,935	1,970,351	-0.5%	(9,585)	144,316
Current assets	354,308	338,189	-4.5%	(16,119)	24,770
Cash and cash equivalents	114,368	125,767	10.0%	11,399	9,212
Accounts, notes receivable and other	154,659	141,800	-8.3%	(12,859)	10,386
Inventories	45,099	47,618	5.6%	2,519	3,488
of products	40,859	44,011	7.7%	3,152	3,224
of materials	4,240	3,607	-14.9%	(633)	264
Derivative financial instruments	15,526	10,737	-30.8%	(4,789)	786
Available-for-sale investments	24,656	12,267	-50.2%	(12,389)	898
Investment in securities	15,646	13,802	-11.8%	(1,844)	1,011
Property, plant and equipment	1,591,068	1,599,598	0.5%	8,530	117,161
Other assets	18,914	18,762	-0.8%	(151)	1,374
Total liabilities	1,857,556	1,852,580	-0.3%	(4,975)	135,690
Current liabilities	253,445	221,918	-12.4%	(31,527)	16,254
Short-term debt	110,497	101,293	-8.3%	(9,204)	7,419
Suppliers	53,313	52,452	-1.6%	(861)	3,842
Accounts and accrued expenses payable	23,864	26,674	11.8%	2,809	1,954
Taxes and duties payable	65,770	41,499	-36.9%	(24,271)	3,040
Long-term liabilities	1,604,111	1,630,662	1.7%	26,552	119,436
Long-term debt	672,657	670,796	-0.3%	(1,861)	49,132
Reserve for sundry creditors and others	62,093	65,757	5.9%	3,664	4,816
Reserve for employee benefits	843,462	866,775	2.8%	23,314	63,486
Deferred taxes	25,899	27,334	5.5%	1,435	2,002
Total equity	122,380	117,770	-3.8%	(4,610)	8,626
Total liabilities and equity	1,979,935	1,970,351	-0.5%	(9,585)	144,316

PEMEX Selected Financial Indices

	As of Dec. 31,	As of June 30,
	2011	2012	Change
Property, plant and equipment / Assets	80.4%	81.2%	0.82

Debt / Total liabilities and equity	39.6%	39.2%	(0.37)

Working capital (Ps. MM)	100,863	116,271	15,408

PEMEX Consolidated Total Debt

	As of Dec. 31,	As of June 30,
	2011	2012	Change		2011
	(Ps. MM)				(U.S.$MM)
Total debt	783,155	772,090	-1.4%	(11,065)	56,551
Short-term	110,497	101,293	-8.3%	(9,204)	7,419
Long-term	672,657	670,796	-0.3%	(1,861)	49,132

Cash and cash equivalents	114,368	125,767	10.0%	11,399	9,212
Total net debt	668,786	646,323	-3.4%	(22,464)	47,339

PEMEX Debt Maturity Profile

	As of June 30, 2012
	(Ps. MM)	(U.S.$MM)
Total debt	772,090	56,551
In Mexican pesos	125,042	9,159
2012	4,595	337
January 2013 - June 2013	13,154	963
July 2013 - June 2014	19,822	1,452
July 2014 - June 2015	9,446	692
July 2015 - June 2016	28,140	2,061
2016 and beyond	49,884	3,654
In other currencies	647,048	47,392
2012	48,097	3,523
January 2013 - June 2013	35,447	2,596
July 2013 - June 2014	54,891	4,020
July 2014 - June 2015	58,801	4,307
July 2015 - June 2016	47,551	3,483
2016 and beyond	402,261	29,463

PEMEX Exposure of Debt Principal(1)

	As of June 30,		As of June 30,		As of June 30,

	By currency		Percentage at fixed rate		At floating rate
	2011	2012	2011	2012	2011	2012
Total	100.0%	100.0%	57.7%	65.2%	42.3%	34.8%
U.S. dollars	79.5%	82.1%	61.3%	69.5%	38.7%	30.5%
Mexican pesos	20.5%	16.1%	43.7%	50.0%	56.3%	50.0%
Euros	0.0005%	1.7788%	100.0%	0.0%	0.0%	100.0%

(1) Includes derivative financial instruments.

PEMEX Derivative Financial Instruments

	As of June 30,
	2011	2012	Change	2011
Derivative financial instruments linked to debt and assets	(Ps. MM)			(US$MM)
Face Value (Ps. MM)	11,123	(6,686)	(17,810)	(490)
Interest rate swaps	(984)	(513)	472	(38)
Cross currency swaps	4,869	(1,054)	(5,923)	(77)
Extinguishing cross currency swaps	2,702	1,268	(1,434)	93
Assets swaps	4,537	(6,389)	(10,925)	(468)
Mark to market (Ps. MM)	147,273	164,084	16,811	12,018
Interest rate swaps	9,300	8,100	(1,200)	593
Cross currency swaps	100,632	119,467	18,834	8,750
Extinguishing cross currency swaps	15,034	17,337	2,304	1,270
Assets swaps	22,307	19,181	(3,127)	1,405

Natural gas derivative financial instruments
Mark to market (Ps. MM)	11	9	(3)	1
Long swaps	(651)	(373)	278	(27)
Short swaps	663	382	(281)	28
Long options	19	18	(1)	1
Short options	(19)	(18)	1	(1)
Volume (MMBtu)	(7,513)	(4,609)	2,904
Long swaps	27,184,890	18,110,157	(9,074,733)
Short swaps	(27,192,413)	(18,113,656)	9,078,757
Long options	7,377,195	6,483,856	(893,339)
Short options	(7,377,185)	(6,484,966)	892,219

Propane derivative financial instruments
Mark to market (Ps. MM)		49	49	4
Long swaps	n.a.	49	49	4
Volume (gallons)		262,752,000	262,752,000
Long swaps	n.a.	262,752,000	262,752,000

Volume of Petroleum products derivative financial instruments
Mark to market (Ps. MM)	(249)	74	323	5
Stock market futures	(150)	(179)	(30)	(13)
Stock market swaps	(31)	106	136	8
OTC swaps	(68)	148	217	11
Volume (MM barrels)	(6)	(8)	(1)
Stock market futures	(5)	(4)	1
Stock market swaps	(1)	(3)	(1)
OTC swaps	(0)	(1)	(1)

Derivative financial instruments PMI Treasury
Mark to market (Ps. MM)	(23)	2,812	2,812	206
Interest rate swaps OTC markets	(23)	(88)	(88)	(6)
Forward exchange rate in OTC markets	n.a.	(637)	(637)	(47)
Stock options	n.a.	3,538	3,538	259
Face value (Ps. MM)	459	26,817	26,817	1,964
Interest rate swaps OTC markets	459	991	991	73
Forward exchange rate in OTC markets	n.a.	13,559	13,559	993
Stock options	n.a.	12,267	12,267	898

(1) In 2010, asset swaps included options on shares of Repsol YPF, SA.

PEMEX Equity

	As of Dec. 31,	As of June 30,
	2011	2012	Change		2011
	(Ps. MM)				(U.S.$MM)
Total equity	122,380	117,770	(0)	(4,610)	8,626
Certificates of contribution “A”	49,605	49,605	(0)	-	3,633
Increase in equity of Subsidiary Entities	178,731	178,731	-	-	13,091
Legal reserve	988	988	-	-	72
Surplus donation	3,447	3,447	-	-	252
Comprehensive result (loss)	(18,116)	(30,689)	1	(12,573)	(2,248)
Retained earnings (Accumulated losses)	(92,274)	(84,310)	(0)	7,964	(6,175)
From prior years	(13,010)	(92,274)	6	(79,264)	(6,758)
For the year	(79,264)	7,964	(1)	87,227	583

PEMEX Consolidated Statements of Cash Flows

	As of june 30,
	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)
Operating Activities
Net income before income taxes	436,858	473,227	8.3%	36,369	34,661
Activities related to investing activities	70,532	80,544	14.2%	10,012	5,899
Depreciation and amortization	61,261	68,981	12.6%	7,720	5,052
Impairment of properties, plant and equipment	4,036	444	-89.0%	(3,592)	33

Profit sharing in non-consolidated subsidiaries and affiliates	(283)	(26)	90.7%	256	(2)

Unsuccessful wells	3,771	7,728	104.9%	3,956	566
Retirement of properties, plant and equipment	1,746	3,418	95.7%	1,671	250
Activities related to financing activities	(6,938)	(4,685)	32.5%	2,253	(343)

Unrealized loss (gain) from foreign exchange fluctuations	(20,093)	(22,028)	-9.6%	(1,935)	(1,613)

Interest expense (income)	13,156	17,343	31.8%	4,187	1,270
Subtotal	500,453	549,086	9.7%	48,634	40,217
Funds provided by (used in) operating activities	(435,293)	(443,638)	-1.9%	(8,345)	(32,494)
Financial instruments	(3,826)	(6,050)	-58.1%	(2,224)	(443)
Accounts and notes receivable	(32,476)	12,859	139.6%	45,335	942
Inventories	(6,187)	(4,144)	33.0%	2,042	(304)
Other assets	4,060	4,812	18.5%	752	352
Accounts payable and accrued expenses	761	13,593	1685.8%	12,832	996
Taxes paid	(412,533)	(490,015)	-18.8%	(77,483)	(35,891)
Advances to suppliers	661	(861)	-230.2%	(1,523)	(63)
Reserve for sundry creditors and others	(88)	1,386	1679.4%	1,474	102
Contributions and payments for employees benefits	14,271	23,314	63.4%	9,043	1,708
Deferred income taxes	63	1,469	2231.7%	1,406	108
Net cash flow from operating activities	65,160	105,449	61.8%	40,289	7,723
Investing activities
Exploration expenses	(784)	(1,354)	-72.7%	(570)	(99)
Investment in property, plant and equipment	(61,401)	(80,131)	-30.5%	(18,729)	(5,869)
Net cash flow from investing activities	(62,186)	(81,485)	-31.0%	(19,299)	(5,968)
Cash needs related to financing activities	2,974	23,964	705.7%	20,989	1,755
Financing activities
Loans obtained from financial institutions	67,007	180,550	169.4%	113,543	13,224
Interest paid	(12,718)	(16,817)	-32.2%	(4,099)	(1,232)
Principal payments on loans	(87,120)	(175,284)	-101.2%	(88,164)	(12,838)
Net cash flow from financing activities	(32,830)	(11,550)	64.8%	21,280	(846)
Net increase in cash and cash equivalents	(29,856)	12,414	141.6%	42,269	909

Cash and cash equiv. at the beginning of the period	131,183	114,368	-12.8%	(16,815)	8,377
Effect of change in cash value	(3,600)	(1,015)	71.8%	2,585	(74)

Cash and cash equivalents at the end of the period	97,727	125,767	28.7%	28,040	9,212

PEMEX EBITDA Reconciliation

	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2011	2012	Change		2012	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Net loss	16,044	(25,917)		(41,961)	(1,898)	17,581	7,964		(9,618)	583
+ Taxes and duties	219,863	218,719	-0.5%	(1,144)	16,020	419,277	465,264	11.0%	45,987	34,078
- Comprehensive financing result	165	(42,349)		(42,514)	(3,102)	9,269	(9,789)		(19,058)	(717)
+ Depreciation and amortization	28,788	33,905	17.8%	5,117	2,483	61,261	68,981	12.6%	7,720	5,052
+ Net cost for the period of employee benefits	20,200	22,816	13.0%	2,616	1,671	40,401	45,641	13.0%	5,240	3,343
EBITDA	284,730	291,873	2.5%	7,143	21,378	529,251	597,639	12.9%	68,387	43,773

PEMEX Business Segment Information

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Subsidiary Companies and Corporate	Intersegment eliminations	Total
	(Ps. MM)
Second quarter (Apr.-Jun.) 2012
Total sales	692,177	381,460	90,613	18,500	639,269	(1,004,629)	817,391
External clients	-	345,635	56,051	14,914	397,296	-	813,897
Intersegment	692,177	33,789	34,030	3,587	213,549	(977,132)	0.0
Revenues from services	-	2,036	532	-	28,423	(27,497)	3,494
Depreciation and amortization	58,206	4,960	3,959	1,500	356	-	68,981
Cost of the reserve for employee benefits	14,663	14,722	3,386	4,308	8,561	-	45,641

Gross income (loss)	552,833	(143,496)	6,107	3,607	30,070	(27,179)	421,941
Operating income (loss)	532,818	(55,630)	(540)	(2,783)	9,026	99	482,990
Comprehensive financing result	(2,195)	(7,422)	1,529	(390)	(1,220)	(91)	(9,789)
Taxes and duties	464,348	-	(217)	8	1,125	-	465,264
Net income (loss)	66,372	(63,052)	1,374	(3,180)	12,460	(6,010)	7,964
Other comprehensive results	-	-	-	-	(12,573)	-	(12,573)
Comprehensive profit (loss)	66,372	(63,052)	1,374	(3,180)	(113)	(6,010)	(4,610)

As of June 30, 2012
Total assets	2,110,800	619,475	214,287	130,773	2,019,640	(3,124,623)	1,970,351
Current assets	879,425	396,555	100,388	89,225	1,052,927	(2,180,332)	338,189
Investment in securities	890	157	2,026	-	308,514	(297,785)	13,802
Fixed assets	1,218,187	221,419	109,507	40,754	9,731	-	1,599,598
Acquisition of fixed assets	76,123	7,908	1,500	993	1,401	-	87,926
Total liabilities	1,365,661	862,518	114,932	108,337	2,227,982	(2,826,849)	1,852,580
Current liabilities	402,072	536,417	24,448	24,527	1,404,393	(2,169,939)	221,918
Reserve for employee benefits	281,320	286,040	63,890	83,209	152,316	-	866,775
Equity	745,138	(243,043)	99,354	22,436	(208,342)	(297,774)	117,770

Second quarter (Apr.-Jun.) 2011
Total sales	601,607	336,735	102,424	22,841	585,804	(903,401)	746,010
External clients	-	296,655	63,610	15,201	367,769	-	743,236
Intersegment	601,607	38,357	38,814	7,640	193,552	(879,970)	0
Revenues from services	-	1,723	-	-	24,483	(23,431)	2,775
Depreciation and amortization	51,761	4,450	3,730	1,010	311	-	61,261
Cost of the reserve for employee benefits	13,512	12,815	3,109	3,643	7,322	-	40,401

Gross income (loss)	882,483	(50,362)	2,332	(5,039)	26,427	10	855,852
Operating income (loss)	465,607	(42,900)	(1,129)	(4,640)	10,267	102	427,306
Comprehensive financing result	4,317	(7,462)	2,176	(406)	10,735	(91)	9,269
Taxes and duties	412,559	-	1,286	6	5,426	-	419,277
Net income (loss)	57,366	(50,362)	(240)	(5,051)	21,855	(5,987)	17,581
Other comprehensive results	-	-	-	-	(1,646)	-	(1,646)
Comprehensive profit (loss)	57,366	(50,362)	(240)	(5,051)	20,209	(5,987)	15,935

As of June 30, 2011
Total assets	1,954,379	597,804	662	125,318	1,893,410	(2,924,327)	1,647,246
Current assets	780,743	391,341	-	90,289	956,944	(2,008,925)	210,392
Investment in securities	754	157	550	-	400,037	(389,465)	12,033
Fixed assets	1,164,387	205,122	97,749	34,119	9,579	-	1,510,957
Acquisition of fixed assets	58,506	7,634	(240)	785	109	-	66,795
Total liabilities	1,266,439	687,887	3,723	93,333	1,997,708	(2,534,869)	1,514,221
Current liabilities	441,251	395,367	368	21,218	1,321,906	(2,000,269)	179,841
Reserve for employee benefits	269,105	257,711	287	71,596	137,229	-	735,928
Equity	687,940	(90,082)	26,312	31,984	(104,298)	(389,458)	162,398

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/S/ ARTURO DELPECH DEL ÁNGEL
	Name:	Arturo Delpech del Ángel
	Title:	Associate Managing Director of Finance

Date: August 13, 2012

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.